UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MediaAlpha, Inc.
(Name of Subject Company (Issuer))
White Mountains Insurance Group, Ltd.
WM Hinson (Bermuda) Ltd.
(Names of Filing Persons (Offerors))

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

58450V104
(CUSIP Number of Class of Securities)

Robert L. Seelig, Esq.
Executive Vice President and General Counsel
White Mountains Insurance Group, Ltd.
23 South Main Street, Suite 3B
Hanover, New Hampshire 03755-2053
Telephone: (603) 640-2200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Andrew J. Pitts, Esq. David J. Perkins, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000	David Lopez, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Telephone: (212) 225-2632

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by White Mountains Insurance Group, Ltd., an exempted company organized and existing under the laws of Bermuda (“White Mountains”), and WM Hinson (Bermuda) Ltd., an exempted company organized and existing under the laws of Bermuda and wholly owned subsidiary of White Mountains (“WM Hinson” and together with White Mountains, the “Purchasers”), to purchase up to an aggregate of 5,000,000 shares of Class A Common Stock, $0.01 par value per share (each, a “Common Share”), of MediaAlpha, Inc., a Delaware corporation (the “Company”), at a price of $10.00 per Common Share (the “Purchase Price”), net to the seller in cash, less any applicable withholding taxes and without interest. If the Purchasers accept any Common Shares for purchase pursuant to the Offer, WM Hinson will purchase all such accepted Common Shares.
The Purchasers’ offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2023 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).
This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of the Purchasers. All information in the Offer to Purchase and the Letter of Transmittal, including all schedules and annexes thereto, is hereby incorporated by reference in answer to all items in this Schedule TO, and is supplemented by the information specifically provided herein.
ITEM 1.   SUMMARY TERM SHEET
Item 1001 of Regulation M-A:
The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION
Item 1002(a) – (c) of Regulation M-A:
(a)   The information set forth in Section 9 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.
(b)   The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.
(c)   The information set forth in Section 7 (“Price Range of Common Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON
Item 1003(a) – (c) of Regulation M-A:
The information set forth in the section captioned “Introduction,” Section 10 (“Certain Information Concerning Us”) and Annex A (“Certain Information Regarding the Executive Officers and Directors of the Purchasers”) of the Offer to Purchase is incorporated herein by reference.
ITEM 4.   TERMS OF THE TRANSACTION
Item 1004(a) of Regulation M-A:
The information set forth in the section captioned “Introduction,” the section captioned “Summary Term Sheet,” Section 1 (“Terms of the Offer”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans for the Company”), Section 3 (“Procedures for Tendering Common Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Common Shares and Payment of Purchase Price”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Funds”), Section 12 (“Certain U.S. Federal Income Tax

Consequences”), Section 13 (“Extension of the Offer; Termination; Amendment”) and Section 15 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Item 1005(a) – (b) of Regulation M-A:
The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans for the Company”) of the Offer to Purchase is incorporated herein by reference.
ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Item 1006(a) and (c)(1) – (7) of Regulation M-A:
The information set forth in the section captioned “Summary Term Sheet” and Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans for the Company”) of the Offer to Purchase is incorporated herein by reference.
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 1007(a), (b) and (d) of Regulation M-A:
(a)   The information set forth in the section captioned “Summary Term Sheet” and Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(b)   Not applicable.
(d)   Not applicable.
ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Item 1008 of Regulation M-A:
(a)   The information set forth in the section captioned “Summary Term Sheet,” Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans for the Company”) and Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.
(b)   The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.
ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
Item 1009(a) of Regulation M-A:
The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
ITEM 10.   FINANCIAL STATEMENTS
The historical and pro forma financial information of the Purchasers are not material to the Offer because (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition and (c) cash requirements will be funded from the Purchasers’ available cash. The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 11.   ADDITIONAL INFORMATION
Item 1011(a) and (c) of Regulation M-A:
(a)(1)   The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Plans for the Company”) and Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase and Exhibit (d)(1), Exhibit (d)(2), Exhibit (d)(3) and Exhibit (d)(4) to this Schedule TO are incorporated herein by reference.
(a)(2) – (5)   Not applicable.
(c)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.
ITEM 12.   EXHIBITS
See Exhibit Index.
ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3
Not applicable.

EXHIBIT INDEX
(a)(1)(i)	Offer to Purchase, dated May 26, 2023.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Text of Summary Advertisement, as published in the New York Times on May 26, 2023.*
(a)(5)	Press Release issued by White Mountains Insurance Group, Ltd., dated May 26, 2023.*
(b)	None.
(d)(1)	Registration Rights Agreement, dated October 27, 2020, by and among MediaAlpha, Inc., White Mountains Investments (Luxembourg) S.a.r.l., Insignia QL Holdings, LLC, Insignia A QL Holdings, LLC, Steven Yi, Eugene Nonko, Ambrose Wang and certain other parties thereto (incorporated herein and filed as Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on November 2, 2020 by MediaAlpha, Inc.).
(d)(2)	Tax Receivables Agreement, dated October 27, 2020, by and among MediaAlpha, Inc., QL Holdings LLC and certain other parties thereto (incorporated herein and filed as Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on November 2, 2020 by MediaAlpha, Inc.).
(d)(3)	Exchange Agreement, dated October 27, 2020, by and among MediaAlpha, Inc., QL Holdings LLC, Guilford Holdings, Inc. and holders of Class B-1 units of QL Holdings LLC party thereto (incorporated herein and filed as Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on November 2, 2020 by MediaAlpha, Inc.).
(d)(4)	Stockholders Agreement, dated October 27, 2020, by and among MediaAlpha, Inc., White Mountains Investments (Luxembourg) S.a.r.l., Insignia QL Holdings, LLC, Insignia A QL Holdings, LLC and Steven Yi, Eugene Nonko and Ambrose Wang, together with their respective holding entities through which they indirectly hold common stock of MediaAlpha, Inc. (incorporated herein and filed as Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on November 2, 2020 by MediaAlpha, Inc.).
(g)	None.
(h)	None.
107	Filing Fee Table*

*
Filed herewith.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: May 26, 2023
WHITE MOUNTAINS INSURANCE GROUP, LTD.
By:
/s/ Robert L. Seelig

Name: Robert L. Seelig
Title: Executive Vice President and General Counsel
WM HINSON (BERMUDA) LTD.
By:
/s/ John Sinkus

Name: John Sinkus
Title: Vice President